May 17, 2011

Mr. Brian Cascio

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N. E.

Mail Stop 3030

Washington, D.C. 20549-3020

Re:	CNH Global N.V.
Form 20-F for the fiscal year ended December 31, 2010
Filed March 1, 2011
File No. 333-05752

Dear Mr. Cascio,

This letter contains responses to the staff's letter dated May 3, 2011 to CNH Global N.V. (referred to as “we”, the “Company” or “CNH”) which sets forth the staff’s comments regarding the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010.

In connection with these responses to the staff, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For ease of reference, we have repeated the staff's comments in bold text preceding each of our responses. For the convenience of the staff, copies of this letter have been provided to Leigh Ann Schultz and Martin James. Should you have any questions concerning the accompanying materials, please contact Nancy Merola, Corporate Controller and Chief Accounting Officer of the Company at 630-887-3020.

Very truly yours,

/s/ Richard Tobin

Richard Tobin

Chief Financial Officer

Copies to:

CNH Global N.V.

Michael Going, Senior Vice President and General Counsel

Nancy Merola, Corporate Controller and Chief Accounting Officer

Deloitte & Touche LLP

Wayne Peters, Partner

Ernst & Young LLP

Paul Steih, Partner

Sullivan & Cromwell LLP

John Savva

Form 20-F for the fiscal year ended December 31, 2010

Item 5, Operating and Financial Review and Prospects

Other, net - Financial Services, page 45

1.	Please tell us what the phrase “result of currency” is intended to convey.

Due to the global nature of our business, our results can be effected by changes in foreign currency exchange rates. The phase “result of currency” is intended to reflect the affects of foreign currency transaction gains and losses and gains and losses on foreign currency forward contracts. We acknowledge the staff’s comment and will clarify in future filings.

Liquidity and Capital Resources, page 58

2.	We see your discussions regarding the Brazilian government mass debt relief program on page 8 which have resulted in a high delinquency rate and significant increases to the allowance for credit losses. In future filings please disclose the impact of the debt relief program in your operating results and liquidity and capital resources discussion in Item 5.

We acknowledge the staff’s comment. Commencing with our Annual Report on Form 20-F for the fiscal year ending December 31, 2011, to the extent that the Brazilian government debt relief program has a significant impact on our delinquency rate and the allowance for credit losses, we will expand our disclosure in Item 5 to include the impact of the debt relief program in discussions about our operating results and liquidity and capital resources.

Notes to Consolidated Financial Statements

Note 1. Nature of Operations

Revenue Recognition, page F-9

3.	In future filings please clarify when title and all risks of ownership have transferred to independent dealers or customers for sales of equipment and replacements parts and if this is at the time of physical delivery. Refer to SAB Topic 13.A.3. Also, tell us how you considered the disclosure requirements of SAB Topic 13.B.

For the information of the staff, the Company believes that all risks of ownership are transferred to the independent dealers or customers according to the terms of the sale, generally upon shipment or delivery of goods. We acknowledge the staff’s comment and will clarify the disclosures in future filings.

We have considered the disclosure requirements of SAB Topic 13.B and believe that we are in compliance.

4.	We see that the significant delinquency rate for the Brazilian receivable portfolio. We also refer to your disclosure on page F-17 that there is a significant uncertainty regarding the ultimate collection of this portfolio. Please tell us how you considered that collectability is reasonably assured in your revenue recognition policy related to new sales in Brazil. Refer to SAB Topic 13.A.1.

We considered SAB Topic 13.A.1 for sales during 2010 in Brazil noting that there is no current debt relief program. The uncertainty with the collectability of certain of our Brazilian receivables is the result of debt relief programs instituted by the Brazilian government in 2005, 2006, 2007 and 2008. These programs were for loans outstanding at the time the debt relief programs were implemented. For 2009 and 2010, the Brazilian government has not initiated debt relief programs. Creditworthiness was evaluated in accordance with the Company’s standard policies and practices. As such, we believe that collectability is reasonably assured at the time of the sale.

5.	We refer to your remanufacturing business discussed on page 31. In future filings please disclose your accounting policy for remanufacturing products and services, including your accounting for the returned cores, if material.

We acknowledge the staff’s comment and note that in 2010 our remanufacturing operations were not material (less than half of a percent of sales). Therefore, we do not plan to include a discussion of our related accounting policies in future filings. However, if these operations were to become material in the future, we would include disclosure of the related policies in future filings.

Inventories, page F-12

6.	With respect to your inventory accounting policy, please tell us why you state inventories at the lower of cost or net realizable value. Discuss how you considered ASC 330-10-35 and the definition of the market.

We considered ASC 330-10-35 and the definition of market. We have used the term “net realizable value” interchangeably with “market”. We acknowledge the staff’s comment and, in future filings, we will clarify and state that inventories are recorded at the lower of cost (first-in, first-out) or market.

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